June 14, 2024

VIA EDGAR TRANSMISSION

Office of Technology

Attn Megan Akst and Christine Dietz

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC

Re:	América Móvil, S.A.B. DE C.V.

Form 20-F and 20-F/A for the Fiscal Year Ended December 31, 2023

Form 6-K furnished on April 19, 2024

Dear Ms. Akst and Ms. Dietz,

América Móvil, S.A.B. DE C.V. (America Mobile) (“AMX”) is in receipt of the May 28, 2024 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on AMX’s Annual Report on Form 20-F and 20-F/A for the fiscal year ended December 31, 2023 and Form 6-K dated April 19, 2024.

As discussed with Ms. Dietz, AMX is respectfully requesting an extension of the expected timing of AMX’s response to the comment letter. Based on the nature of the staff’s comments, AMX expects to submit its response by no later than June 28, 2024.

If you have questions or require additional information, please do not hesitate to contact me at +52-55-2581-4446, Duane McLaughlin (+1-212-225-2106) or Manuel Silva (+1-212-225-2293), our U.S. counsel at Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Carlos José García Moreno Elizondo
Carlos José García Moreno Elizondo Chief Financial Officer

cc:	Duane McLaughlin

Manuel Silva

Cleary Gottlieb Steen & Hamilton LLP